     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 27, 1998



                                            REGISTRATION STATEMENT NO. 333-53761

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                               MEDPARTNERS, INC.
             (Exact Name of Registrant as Specified in its Charter)

                          DELAWARE                                           63-1151076
      (State or Other Jurisdiction of Incorporation or        (I.R.S. Employer Identification Number)
                       Organization)

                        3000 GALLERIA TOWER, SUITE 1000
                           BIRMINGHAM, ALABAMA 35244
                                 (205) 733-8996
  (Address, including Zip Code, and Telephone Number, including Area Code, of
                   Registrant's Principal Executive Offices)
                               ------------------


                              SARA J. FINLEY, ESQ.


                           ASSISTANT GENERAL COUNSEL

                               MEDPARTNERS, INC.
                        3000 GALLERIA TOWER, SUITE 1000
                         BIRMINGHAM, ALABAMA 35244-2331
                              TEL: (205) 733-8996
                              FAX: (205) 982-7709
 (Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)
                               ------------------

                          COPIES OF COMMUNICATIONS TO:

                           ROBERT E. LEE GARNER, ESQ.
                         F. HAMPTON MCFADDEN, JR., ESQ.

                       HASKELL SLAUGHTER & YOUNG, L.L.C.

                           1200 AMSOUTH/HARBERT PLAZA
                            1901 SIXTH AVENUE NORTH
                           BIRMINGHAM, ALABAMA 35203
                              TEL: (205) 251-1000
                              FAX: (205) 324-1133

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                                 503,997 SHARES


                             MEDPARTNERS (TM) LOGO

                                  COMMON STOCK
                           PAR VALUE $.001 PER SHARE


     In accordance with the applicable rules of the Securities and Exchange Commission (the "Commission"), this Prospectus may be used in connection with offerings of the Common Stock of MedPartners, Inc., a Delaware corporation ("MedPartners" or the "Company"). This Prospectus relates to the resale by the holders thereof ("Selling Stockholders") of up to 503,997 shares of Common Stock, par value $.001 per share (the "Common Stock"), of the Company issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), in transactions not involving public offerings.


     The shares of Common Stock held by the Selling Stockholders may be offered from time to time in transactions (which may include block transactions) on The New York Stock Exchange, Inc. ("NYSE"), in negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the shares directly to purchasers or to or through underwriters, agents or broker-dealers, and any such underwriters, agents or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and the purchasers of the shares for which such underwriters, agents or broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions). See "Selling Stockholders" and "Plan of Distribution".

     None of the proceeds from the sale of the shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts, selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration of the shares being offered by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution".


     SEE "RISK FACTORS" AT PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.


                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                               ------------------


                  THE DATE OF THIS PROSPECTUS IS JULY 27, 1998

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement (the "Registration Statement") on Form S-3 under the Securities Act, with the Commission with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement which the Company has filed with the Commission, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which portions reference is hereby made for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning certain documents are not necessarily complete, and in each instance, reference is made to the copies of such documents filed as exhibits to the Registration Statement. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (Commission File No. 0-27276), and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial statements and other matters. The Registration Statement, as well as such reports, proxy statements and other information, may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. and should be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Chicago, Illinois. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. The Common Stock is listed on the NYSE. The reports, proxy statements and certain other information of the Company can be inspected at the office of the NYSE, 20 Broad Street, New York, New York. See "Incorporation of Certain Documents by Reference".

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains or incorporates certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Company. The words "estimate", "project", "intend", "expect" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking-statements. For a discussion of certain of such risks and uncertainties, see "Risk Factors". Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus. Unless the context otherwise requires, as used herein, the term "MedPartners" or the "Company" refers collectively to MedPartners, Inc. and its respective subsidiaries and affiliates.

                                  THE OFFERING


Common Stock offered by the
  Selling Stockholders.....    503,997 shares



Common Stock outstanding
  before and after the
  Offering.................  197,876,690 shares(1)


New York Stock Exchange
  symbol...................  MDM
---------------


(1) As of May 4, 1998, excluding shares of Common Stock reserved for issuance pursuant to outstanding stock options.


                              PLAN OF DISTRIBUTION

     The Common Stock may be sold from time to time by Selling Stockholders, or by pledgees, donees, transferees or other successors-in-interest. Such sales may be made on one or more exchanges or in the over-the-counter market or in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale or at prices related to such prevailing price. The Common Stock may be sold directly to purchasers or to or through underwriters, agents or broker-dealers by one or more methods. Any underwriters, broker-dealers or agents may receive compensation in form of commission, discounts or concessions from Selling Stockholders and/or the purchasers of such shares for which such underwriters, broker-dealers or agents may act as agents or to whom they sell as principals, or both (which compensation as to a particular underwriter, broker-dealer or agent will be negotiated prior to the sale and may be in excess of customary compensation). In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. See "Plan of Distribution" and "Selling Stockholders".

                                  RISK FACTORS


     See "Risk Factors" beginning on page 3 of this Prospectus for a discussion of certain factors related to the Company and the Common Stock offered hereby.



                              RECENT DEVELOPMENTS



     The Company experienced several adverse events in the fourth quarter of 1997 and the month of January 1998, including: (i) a fourth quarter pretax charge of $646.7 million related primarily to the restructuring and impairment of selected assets of certain of its clinic operations within the physician practice management division; (ii) a fourth quarter after-tax charge from discontinued operations of approximately $15.3 million; (iii) a fourth quarter after-tax charge of $30.9 million related to a cumulative effect of a change in accounting principles; (iv) a fourth quarter net loss from continuing operations, excluding the impact of restructuring and asset impairment charges of $190.0 million; (v) the termination of the merger agreement with PhyCor, Inc.; (vi) a steep drop in the price of its Common Stock following the announcement of the termination of the PhyCor merger; and (vii) the filing of various stockholder class action lawsuits against the Company and certain of its officers and directors in the aftermath of these events alleging violations of federal securities laws. See Item 3. "Legal Proceedings" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Company's 10-K") incorporated herein by reference.

     In response to certain of these setbacks, assembly of a new management team began in January 1998 when Richard M. Scrushy was named Chairman of the Board and acting Chief Executive Officer. In March 1998 E. Mac Crawford was named President and Chief Executive Officer. Mr. Scrushy will remain Chairman of the Board and brings his extensive healthcare experience, most recently his 13 years as Chairman of the Board and Chief Executive Officer of HEALTHSOUTH Corporation, to this position. Mr. Crawford joins MedPartners from Magellan Health Services, Inc. (formerly Charter Medical Corporation) where he served as Chairman of the Board, President and Chief Executive Officer. Mr. Crawford has been credited with successfully turning around Magellan's operations, transforming the company from a psychiatric provider operation into a managed care company, and expanding the company into the rapidly growing market of specialty disease management. On May 7, 1998, the Company announced that James H. Dickerson, Jr. joined the Company as Chief Financial Officer. Mr. Dickerson was formerly Chief Financial Officer of U.S. HealthCare prior to its merger with Aetna and Chief Financial Officer of Aetna/U.S. HealthCare after the merger. In addition to these management changes, the Company reorganized and streamlined its physician practice management ("PPM") organizational structure in an effort to strengthen management, speed integration and improve operations. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's 10-K incorporated herein by reference.



     For the three months ended March 31, 1998, net revenue was $1,743.1 million, compared to $1,481.9 million for the same period in 1997, an increase of 17.6%. The increase in net revenue primarily resulted from various increases in PPM, PBM and Contract Medical Services.



     Net loss for the first quarter of 1998 was $25.7 million, as compared to net income of $44.4 million for the same period of 1997. Included in the net loss for the first quarter of 1998 are several one-time items. These items include $34.0 million of restructuring expenses, $8.4 million of terminated merger expenses and a gain on the sale of international operations of $20.1 million. Net loss from operations excluding these non-recurring items was $7.4 million. The restructuring expenses of $34.0 million relate primarily to $24.0 million in corporate severance costs and $10.0 million in costs associated with the closing of certain clinic operations. The terminated merger expenses of $8.4 million relate primarily to the terminated merger with America Service Group Inc.



     On June 23, 1998, the Company announced its intent to sell its Team Health operations, one of the nation's largest providers of hospital-based physician management services, and has retained Salomon Smith Barney to explore the sale of the unit. Team Health produces revenues of over $690 million on an annualized basis. Team Health, which became a part of the Company as a result of the Pacific Physician Services, Inc. ("PPSI") merger in 1996, organizes and manages physicians and other healthcare professionals engaged in the delivery of emergency, radiology and other hospital based services to hospitals throughout the United States. Team Health is currently affiliated with over 2,100 emergency physicians and 140 radiologists. The business operates over 268 hospital-based contracts and 58 radiology services contracts in 30 states.



     On July 23, 1998, the Company announced, among other things, that: (i) overall its various business units were performing in line with the Company's previously stated objectives; (ii) cash flow from operations for the quarter ended June 30, 1998 was positive; (iii) the Company continues to make progress in its efforts to restructure its PPM division; and (iv) as of June 30, 1998, more than $260 million remained available for use under the Company's credit facility.

                                  THE COMPANY

     The executive offices of MedPartners are located at 3000 Galleria Tower, Suite 1000, Birmingham, Alabama 35244, and its telephone number is (205) 733-8996.


                                  RISK FACTORS



     In addition to the other information contained in this Prospectus, prospective purchasers of the Common Stock should consider carefully the factors listed below.



RISKS RELATING TO RECENT DEVELOPMENTS



     The Company experienced several adverse events during the fourth quarter of 1997 and January 1998, including: (i) a fourth quarter pretax charge of $646.7 million related primarily to the restructuring and impairment of selected assets of certain of its clinic operations in the Physician Practice Services Division;
(ii) a fourth quarter after-tax charge from discontinued operations of approximately $15.3 million; (iii) a fourth quarter after-tax charge of $30.9 million related to a cumulative effect of a change in accounting principles;
(iv) a fourth quarter net loss from continuing operations, excluding the impact of restructuring and asset impairment charges of $190.0 million; (v) the termination of its merger agreement with PhyCor, Inc.; (vi) a steep drop in the price of its Common Stock following the announcement of the PhyCor merger agreement's termination; and (vii) the filing of various stockholder class action lawsuits against the Company and certain of its officers and directors in the aftermath of these events alleging violations of federal and state securities laws. For further discussion of the possible effect of the foregoing events on the operating results and financial condition of the Company, see
"-- Risks Relating to Certain Legal Matters" herein and Item 3. "Legal Proceedings" in the Company's 10-K incorporated herein by reference.



     In response to certain of these setbacks, assembly of a new management team began in January 1998 when Richard M. Scrushy was named Chairman of the Board and acting Chief Executive Officer of the Company. In March 1998, E. Mac Crawford was named President and Chief Executive Officer of the Company. Mr. Scrushy will remain Chairman of the Board, while continuing to serve as Chairman of the Board and Chief Executive Officer of HEALTHSOUTH Corporation, a publicly traded healthcare company. Mr. Crawford joined MedPartners from Magellan Health Services, Inc. (formerly Charter Medical Corporation) where he served as Chairman of the Board, President and Chief Executive Officer. On May 7, 1998, the Company announced that James H. Dickerson, Jr. joined the Company as Chief Financial Officer. Mr. Dickerson was formerly Chief Financial Officer of U.S. HealthCare prior to its merger with Aetna and Chief Financial Officer of Aetna/U.S. HealthCare after the merger. In conjunction with these management changes, the Company reorganized and streamlined its PPM Organizational's structure in an effort to strengthen management, speed integration, improve operations and facilitate communications. There can be no assurance, however, that these steps, or any steps that the Company may take in the future, to address the impact of these setbacks will accomplish their intended purposes. If they do not, such failure could have a material adverse effect on the operating results and financial condition of the Company. See "-- Risks Related to the Company's Changed Growth Strategy" and "-- Possible Volatility of Stock Price".



     For the three months ended March 31, 1998, net revenue was $1,743.1 million, compared to $1,481.9 million for the same period in 1997, an increase of 17.6%. The increase in net revenue primarily resulted from various increases in PPM, PBM and Contract Medical Services.



     Net loss for the first quarter of 1998 was $25.7 million, as compared to net income of $44.4 million for the same period of 1997. Included in the net loss for the first quarter of 1998 are several one-time items. These items include $34.0 million of restructuring expenses, $8.4 million of terminated merger expenses and a gain on the sale of international operations of $20.1 million. Net loss from operations excluding these non-recurring items was $7.4 million. The restructuring expenses of $34.0 million relate primarily to $24.0 million in corporate severance costs and $10.0 million in costs associated with the closing of certain clinic operations. The terminated merger expenses of $8.4 million relate primarily to the terminated merger with America Service Group Inc.

     On June 23, 1998, the Company announced its intent to sell its Team Health operations, one of the nation's largest providers of hospital-based physician management services, and has retained Salomon Smith Barney to explore the sale of the unit. Team Health produces revenues of over $690 million on an annualized basis. Team Health, which became a part of the Company as a result of the Pacific Physician Services, Inc. ("PPSI") merger in 1996, organizes and manages physicians and other healthcare professionals engaged in the delivery of emergency, radiology and other hospital based services to hospitals throughout the United States. Team Health is currently affiliated with over 2,100 emergency physicians and 140 radiologists. The business operates over 268 hospital-based contracts and 58 radiology services contracts in 30 states. See "Recent Developments".



RISKS RELATING TO INTEGRATION IN CONNECTION WITH ACQUISITIONS



     The Company has recently completed major acquisitions and is still in the process of integrating those acquired businesses. Acquisitions of PPM companies and physician practices entail the risk that such acquisitions will fail to perform in accordance with expectations and that the Company will be unable to successfully integrate such acquired businesses and physician practices into its operations. The future profitability of the Company is largely dependent on its ability to develop and integrate networks of physicians, to manage and control costs and to realize economies of scale from acquisitions of PPM companies and physician practices. The histories, geographic location, business models, including emphasis on managed care and fee-for-service, and cultures of acquired PPM businesses and physician practices may differ from the Company's past experiences. The Company faces a significant challenge in its efforts to integrate the businesses of the Company and the acquired companies so that the different cultures and the varying emphases on managed care and fee-for-service can be effectively managed to continue to grow these businesses. Dedicating management resources to the integration process may detract attention from the day-to-day business of the Company. Moreover, the integration of the acquired businesses and physician practices may require substantial capital and financial investments. These, together with other risks described herein, could result in the incurrence of substantial costs in connection with acquisitions that may never achieve revenue levels comparable to the Company's existing physician networks, which could have a material adverse effect on the operating results and financial condition of the Company.



     The major acquisitions carried out by the Company since January 1995 have been structured as poolings of interests. As a result, the operating income of the Company has been reduced by the merger expenses incurred in connection with those acquisitions, resulting in a net loss for the year ended December 31, 1996 and which contributed to the Company's 1997 results of operations. There can be no assurance that future merger expenses will not result in further net losses. Nor can there be any assurance that there will not be substantial future costs associated with integrating acquired companies; that the Company will be successful in integrating such companies; or that the anticipated benefits of such acquisitions will be realized fully. The unsuccessful integration of such companies or the failure of the Company to realize such anticipated benefits fully could have a material adverse effect on the operating results and financial condition of the Company.



RISKS RELATING TO THE COMPANY'S LONG-TERM GROWTH STRATEGY



     The Company's new leadership intends to concentrate on further integration of its existing operations in order to generate internal growth and capture the opportunities that exist within and across the Company's divisions. The Company has identified three business objectives: (i) operational integration within existing business lines; (ii) business integration across divisional lines to capitalize on internal opportunities; and (iii) strategic relationship development, on a regional or national basis, with payors, providers, suppliers and other related businesses. While it is anticipated that the Company will continue to make selected, strategic acquisitions to continue growing the Company during this period of consolidation, the primary focus of management and the Company's 29,000 employees will be on improving the Company's existing operations.



     Risks Relating to Capital Requirements. The Company's long-term growth strategy requires substantial capital for the acquisition of PPM businesses and assets of physician practices, and for their effective integration, operation and expansion. Affiliated physician practices will continue to require capital for renovation, expansion and additional medical equipment and technology. The Company believes that its existing cash resources, the use of Common Stock for selected practice and other acquisitions, and available borrowings under the $1.0 billion credit facility (the "Credit Facility") with NationsBank, National

Association, as administrative bank to a group of lenders, or any successor credit facility, will be sufficient to meet the Company's anticipated working capital and general corporate needs. On June 9, 1998 the Company completed the restructuring of the Credit Facility. The Credit Facility is divided into three tranches, including a one-year term loan which may be extended by the Company for an additional two years, a three-year term loan and a three-year revolving line of credit. Initial interest rates are from 250 to 275 basis points above LIBOR. In future periods the Company may reduce interest rates paid by improving its debt to cash flow ratio. The Credit Facility is unsecured, but provides for certain subsidiary guarantees and contains usual and ordinary covenants. As of June 9, 1998, $770 million was outstanding under the Credit Facility. The Company expects from time to time to raise additional capital through the issuance of long-term or short-term indebtedness or the issuance of additional equity securities in private or public transactions, at such times as management deems appropriate and the market allows, in order to meet the capital needs of the Company. There can be no assurance that acceptable financing for future acquisitions or for the integration and expansion of existing networks can be obtained. Any of such financings could result in increased interest and amortization expense, decreased income to fund future expansion and dilution of existing equity positions.



     Dependence on HMO Enrollee Growth. The Company is also largely dependent on the continued increase in the number of HMO enrollees who use its physician networks. This growth may come from development or acquisition of other PPM entities, affiliation with additional physicians, increased enrollment in HMOs currently contracting with the Company through its affiliated physicians and additional agreements with HMOs. There can be no assurance that the Company will be successful in identifying, acquiring and integrating additional medical groups or other PPM companies or in increasing the number of enrollees. A decline in enrollees in HMOs could have a material adverse effect on the operating results and financial condition of the Company. The Company is statutorily and contractually prohibited from controlling any medical decisions made by a healthcare provider. Accordingly, affiliated physicians may decline to enter into HMO agreements that are negotiated for them by the Company or may enter into contracts for the provision of medical services or make other financial commitments that are not intended to benefit the Company and which, accordingly, could have a material adverse effect on the operating results and financial condition of the Company. See "Business -- Physician Practice Services" in the Company's 10-K incorporated herein by reference.



     Dependence on Affiliated Physicians. Approximately 70% of the Company's PPM revenue for the year ended December 31, 1997 was derived from or through contracts between the Company and hospitals, other payors or HMOs. The balance of the Company's PPM revenue is generated through professional corporations ("PCs") that have entered into contracts directly with HMOs or have the right to receive payment directly from HMOs for the provision of medical services. The most significant clinic expense, physician compensation, accounted for 42% of total expenses in the Company's PPM service area in 1997. Physicians that generated 2% of PPM revenue in 1997 received a fixed-dollar amount plus a discretionary bonus based on performance criteria goals. Physician compensation expense was 46% of this first category of PCs' total net revenue in 1997. Physicians that were compensated on a fee-for-service basis produced approximately 5% of the Company's PPM revenue in 1997. Physician compensation expense pursuant to such agreements represented 50% of this second category of PCs' total net revenue in 1997. The remaining 23% of PPM revenues were generated by physicians who were provided a salary, bonus and/or profit-sharing payment based on the PC's net income. Physician compensation expense pursuant to such agreements represented 34% of this third category of PCs' net revenues in 1997. Under each of these arrangements, revenue is assigned to MedPartners by the PC, and MedPartners is responsible and at risk for all clinic expenses.



     The practice management agreements define the responsibilities of the physicians and the Company and govern all terms and conditions of their relationship. The practice management agreements have terms generally of 20 to 40 years, subject to termination for cause, which includes bankruptcy or a material breach. Practice management agreements with certain of the affiliated practices contain provisions giving the physician practice the option to terminate the agreement without cause, subject to significant limitations. Because the Company cannot control the provision of medical services by its affiliated physicians contractually or otherwise under the laws of California and most other states in which the Company operates, affiliated physicians may decline to enter into HMO agreements that are negotiated for them by the Company or may enter into contracts for the provision of medical services or make other financial commitments which are not intended to benefit the Company and which could have a material adverse effect on the operating results and financial condition of the Company.



RISKS RELATING TO CAPITATED NATURE OF REVENUES; CONTROL OF HEALTHCARE COSTS



     A substantial portion of the Company's revenue is derived from agreements with HMOs that provide for the receipt of capitated fees. Under these agreements, the Company, through its affiliated physicians, is generally responsible for the provision of all covered outpatient benefits, regardless of whether the affiliated physicians directly provide the medical services associated with the covered benefits. The Company is statutorily and contractually prohibited from controlling any medical decisions made by any healthcare provider. To the extent that enrollees require more care than is anticipated or require supplemental medical care that is not otherwise reimbursed by the HMO, aggregate capitation rates may be insufficient to cover the costs associated with the treatment of enrollees. If revenue is insufficient to cover costs, the operating results and financial condition of the Company could be materially adversely affected. As a result, the Company's success will depend in large part on the effective management of healthcare costs through various methods, including utilization management, competitive pricing for purchased services and favorable agreements with payors. Recently, many providers, including the Company, have experienced pricing pressures with respect to negotiations with HMOs. In addition, employer groups are becoming increasingly successful in negotiating reductions in the growth of premiums paid for their employees' health insurance, which tends to depress the reimbursement for healthcare services. At the same time, employer groups are demanding higher accountability from payors and providers of healthcare services with respect to measurable accessibility, quality and service. If these trends continue, the cost of providing physician services could increase while the level of reimbursement could grow at a lower rate or could decrease. There can be no assurance that these pricing pressures will not have a material adverse effect on the operating results and financial condition of the Company. In addition, changes in healthcare practices, inflation, new technologies, major epidemics, natural disasters and numerous other factors affecting the delivery and cost of healthcare could have a material adverse effect on the operating results and financial condition of the Company.



     The Company's financial statements include estimates of costs for covered medical benefits incurred by HMO enrollees, but not yet reported. While these estimates are based on information available at the time of calculation, there can be no assurance that actual costs will approximate the estimates of such amounts. If the actual costs significantly exceed the amounts estimated and accrued, such additional costs could have a material adverse effect on the operating results and financial condition of the Company.



     The HMO agreements often contain shared-risk provisions under which additional revenue can be earned or economic penalties can be incurred based upon the utilization of hospital and non-professional services by HMO enrollees. The Company's financial statements contain accruals for estimates of shared-risk amounts received from or payable to the HMOs that contract with their affiliated physicians. These estimates are based upon inpatient utilization and associated costs incurred by HMO enrollees compared to budgeted costs. Differences between actual contract settlements and amounts estimated as receivable or payable relating to HMO risk-sharing arrangements are generally reconciled annually. This may cause fluctuations from amounts previously accrued, which could have a material adverse effect on the operating results and financial condition of the Company.



     Physician groups that render services on a fee-for-service basis (as opposed to a capitated plan) typically bill various third-party payors, such as governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed care plans, for the healthcare services provided to their patients. A significant portion of the revenue of the Company is derived from payments made by these third-party payors. There can be no assurance that payments under governmental programs or from other third-party payors will remain at present levels. In addition, third-party payors can deny reimbursement if they determine that treatment was not performed in accordance with the cost-effective treatment methods established by such payors or was experimental or for other reasons. Any material decrease in payments received from such third-party payors could have a material adverse effect on the operating results and financial condition of the Company.

RISKS RELATING TO CERTAIN LEGAL MATTERS



     The Company is party to certain legal actions arising in the ordinary course of business. MedPartners is named as a defendant in various legal actions arising primarily out of services rendered by physicians and others employed by its affiliated physician entities and the hospital it owns, as well as personal injury and employment disputes. In addition, certain of its affiliated medical groups are named as defendants in numerous actions alleging medical negligence on the part of their physicians. In certain of these actions, MedPartners' and/or the medical group's insurance carrier has either declined to provide coverage or has provided a defense subject to a reservation of rights. Management does not view any of these actions as likely to result in an uninsured award that would have a material adverse effect on the operating results and financial condition of MedPartners. See Item 3. "Legal Proceedings" in the Company's 10-K incorporated herein by reference.



     In June 1995, Caremark agreed to settle an investigation with certain agencies of the U.S. government and related state investigative agencies in all 50 states and the District of Columbia (the "OIG Settlement"), as described in
Note 13 of the audited Consolidated Financial Statements of the Company contained in the Company's 10-K incorporated herein by reference. In its agreement with the Office of the Inspector General ("OIG") and the Department of Justice ("DOJ"), Caremark agreed to continue to maintain certain compliance-related oversight procedures. Should these oversight procedures reveal credible evidence of legal or regulatory violations, Caremark is required to report such violations to the OIG and DOJ. Caremark is, therefore, subject to increased regulatory scrutiny and, in the event it commits legal or regulatory violations, Caremark may be subject to an increased risk of sanctions or penalties, including disqualification as a provider of Medicare or Medicaid services, which would have a material adverse effect on the operating results and financial condition of MedPartners.



     In connection with the matters described above relating to the OIG Settlement, Caremark is the subject of various non-governmental claims and may in the future become subject to additional OIG-related claims. Caremark is the subject of, and may be in the future subjected to, various private suits and claims being asserted in connection with matters relating to the OIG Settlement by Caremark's stockholders, patients who received healthcare services from Caremark and such patients' insurers. MedPartners cannot determine at this time what costs or liabilities may be incurred in connection with future disposition of non-governmental claims or litigation. Such additional costs or liabilities, if incurred, could have a material adverse effect on the operating results and financial condition of MedPartners.



     In May 1996, three home infusion companies, purporting to represent a class consisting of all of Caremark's competitors in the alternate site infusion therapy industry, filed a complaint against Caremark Inc. and Caremark International Inc., as well as two other corporations, in the United States District Court for the District of Hawaii (Case No. 96-00474 ACK) alleging violations of the federal antitrust laws, the Racketeer Influenced and Corrupt Organizations Act ("RICO") and California's unfair business practices statute. In this action, styled Pharmacare, et al. v. Caremark Inc., Caremark International Inc., et al., the plaintiffs seek unspecified treble damages and attorneys' fees and expenses. MedPartners intends to defend this case vigorously. Although management believes, based on information currently available, that the ultimate resolution of this matter is not likely to have a material adverse effect on the operating results and financial condition of MedPartners, there can be no assurance that the ultimate resolution of the matter, if adversely determined, would not have a material adverse effect on the operating results and financial condition of MedPartners.



     In March 1998, a group of 22 private payors filed an action styled Blue Cross and Blue Shield of Alabama et al. v. Caremark Inc. and Caremark International Inc. (Case No. 98C-1285) in the United States District Court for the Northern District of Illinois seeking recovery for losses allegedly suffered by the plaintiffs during the period 1986-1995 as a result of an allegedly fraudulent scheme conceived and implemented by the defendants to submit and cause other providers to submit fraudulent claims for payment of healthcare benefits by the plaintiffs related to Caremark's home infusion business. Two more private payors have joined the suit as plaintiffs since it was filed. Caremark sold its home infusion business in 1995. The plaintiffs allege that Caremark failed to disclose to the plaintiffs the existence and nature of certain relationships that Caremark had with various physicians and the fact that certain funds were paid to such physicians without the plaintiffs' knowledge or approval. The action prays for an unspecified amount in damages and for trebled damages under RICO and other related fraud claims. Caremark intends to defend this lawsuit vigorously. Although management believes, based on information currently available, that the ultimate resolution of this matter is not likely to have a material adverse effect on the operating results and financial condition of MedPartners, there can be no assurance that the ultimate resolution of this matter, if adversely determined, would not have a material adverse effect on the operating results and financial condition of MedPartners.



     In December 1997, a class action was filed in the United States District Court for the Central District of California styled, Padilla, et al. v. MedPartners, Inc., et al. (Case No. SACV 97-978). The action purports to be a class action on behalf of all of the shareholders of Talbert which was acquired by MedPartners in a cash tender offer transaction closed in September 1997, pursuant to which each outstanding share of Talbert was acquired for $63 cash per share. The action alleges that MedPartners violated Rule 14d-10 under the Securities Exchange Act of 1934, the so-called "all holder, best price" rule, by reason of provisions in the employment agreements of two senior officers of Talbert, which provided for a certain contingent payment under certain circumstances. The complaint requests class certification and claims damages and interest. The defendants have filed a Motion to Dismiss this action on a number of grounds, asserting that the complaint fails to state a claim upon which relief can be granted. Although management believes, based on information currently available, that the ultimate resolution of this matter is not likely to have a material adverse effect on the operating results and financial condition of MedPartners, there can be no assurance that the ultimate resolution of the matter, if adversely determined, would not have a material adverse effect on the operating results and financial condition of MedPartners.



     On January 7, 1998, MedPartners issued a press release announcing the termination of its proposed merger with PhyCor, Inc. On that date, MedPartners also issued another press release announcing certain fourth quarter 1997 charges and negative earnings estimates. When the Company's results for the year 1997 and the fourth quarter were announced at the end of March 1998, the figures were revised downward. On January 8, 1998, there was a decline in the market price for MedPartners' publicly traded securities. Since then, certain persons claiming to be stockholders of MedPartners have filed complaints in either state or federal court against MedPartners and certain officers and directors of MedPartners. Originally, there were two state court actions and 14 federal court actions, all filed in Birmingham, Alabama. In each of these lawsuits, the plaintiffs purport to represent a class and generally allege violations of the Securities Exchange Act of 1934, fraud and various state law claims in connection with the public disclosure by MedPartners of the termination of the PhyCor merger and the fourth quarter 1997 charges and earnings estimates. All of the federal court actions have been consolidated into one case and one state court action has been dismissed but is being appealed by the plaintiff's counsel. The remaining state court action was filed against MedPartners and certain of its officers and directors, purportedly on behalf of all persons who purchased MedPartners' Threshold Appreciation Price Securities(TM) in the offering occurring on or about September 16, 1997. Collectively, these complaints seek class certification, damages and interest, as well as costs and expenses. MedPartners' management believes that it and MedPartners have acted properly throughout and intends to defend each of these cases vigorously. All of these cases are in the most preliminary stages, and their ultimate resolution cannot be known at this time. Therefore, there can be no assurance that the ultimate resolution of these matters will not have a material adverse effect on the operating results and financial condition of MedPartners.



     Beginning in September 1994, Caremark was named as a defendant in a series of lawsuits added to a pending group of actions (including a class action) brought in 1993 under the antitrust laws by local and chain retail pharmacies against brand name pharmaceutical manufacturers, wholesalers and prescription benefit managers other than Caremark. The lawsuits, filed in federal district courts in at least 38 states (including the United States District Court for the Northern District of Illinois), allege that at least 24 pharmaceutical manufacturers provided unlawful price and service discounts to certain favored buyers and conspired among themselves to deny similar discounts to the complaining retail pharmacies (approximately 3,900 in number). The complaints charge that certain prescription benefit managers, including Caremark, were favored buyers who knowingly induced or received discriminatory prices from the manufacturers in violation of the Robinson-

Patman Act. Each complaint seeks unspecified treble damages, declaratory and equitable relief and attorney's fees and expenses. All of these actions have been transferred by the Judicial Panel for Multi-district Litigation to the United States District Court for the Northern District of Illinois for coordinated pretrial procedures. Caremark was not named in the class action. In April 1995, the Court entered a stay of pretrial proceedings as to certain Robinson-Patman Act claims in this litigation, including the Robinson-Patman Act claims brought against Caremark, pending the conclusion of a first trial of certain of such claims brought by a limited number of plaintiffs against five defendants not including Caremark. On July 1, 1996, the district court directed entry of a partial final order in the class action approving an amended settlement with certain of the pharmaceutical manufacturers. The amended settlement provides for a cash payment by the defendants in the class action (which does not include Caremark) of approximately $351.0 million to class members in settlement of conspiracy claims as well as a commitment from the settling manufacturers to abide by certain injunctive provisions. All class action claims against non-settling manufacturers as well as all opt out and other claims generally, including all Robinson-Patman Act claims against Caremark, remain unaffected by the settlement. The district court has scheduled a trial of the remaining class action claims for the fall of 1998. It is expected that trials of the remaining individual conspiracy claims will also precede the trial of any Robinson-Patman Act claims. MedPartners intends to defend these cases vigorously. Although management believes, based on information currently available, that the ultimate resolution of this matter is not likely to have a material adverse effect on the operating results and financial condition of MedPartners, there can be no assurance that the ultimate resolution of this matter, if adversely determined, would not have a material adverse effect on the operating results and financial condition of MedPartners.



RISKS RELATING TO EXPOSURE TO PROFESSIONAL LIABILITY; LIABILITY INSURANCE



     In recent years, physicians, hospitals and other participants in the healthcare industry have become subject to an increasing number of lawsuits alleging medical malpractice and related legal theories. Many of these lawsuits involve large claims and substantial defense costs. Although the Company does not engage in the practice of medicine or provide medical services, and does not control the practice of medicine by its affiliated physicians or the compliance with regulatory requirements directly applicable to the affiliated physicians and physician groups, there can be no assurance that the Company will not become involved in such litigation in the future. Through the ownership and operation of the U.S. Family Care Medical Center, acute care hospital located in Montclair, California, respectively, the Company could be subject to allegations of negligence and wrongful acts by its hospital-based physicians or arising out of providing nursing care, emergency room services, credentialing of medical staff members and other activities incident to the operation of an acute care hospital. In addition, through its management of clinic locations and provision of non-physician healthcare personnel, the Company could be named in actions involving care rendered to patients by physicians employed by or contracting with affiliated medical organizations and physician groups.



     The Company maintains professional and general liability insurance and other coverage deemed necessary by MedPartners. Nevertheless, certain types of risks and liabilities are not covered by insurance and there can be no assurance that the limits of coverage will be adequate to cover losses in all instances. In addition, the Company's practice management agreements require the affiliated physicians to maintain professional liability and workers' compensation insurance coverage on the practice and on each employee and agent of the practice, and the Company generally is indemnified under each of the practice management agreements by the affiliated physicians for liabilities resulting from the performance of medical services. However, there can be no assurance that a future claim or claims will not exceed the limits of these available insurance coverages or that indemnification will be available for all such claims. See "Business -- Corporate Liability and Insurance" in the Company's 10-K incorporated herein by reference.



GOVERNMENT REGULATION



     Federal and state laws regulate the relationships among providers of healthcare services, physicians and other clinicians. These laws include the fraud and abuse provisions of the Medicare and Medicaid statutes, which prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration for the referral of patients covered by any federal healthcare program, including Medicare and Medicaid, or for recommendation, leasing, arranging, ordering or purchasing of services covered by any federal healthcare program, as well as laws that impose significant penalties for false or improper billings for physician services. These laws also impose restrictions on physicians' referrals for designated health services to entities with which they have financial relationships. Violations of these laws may result in substantial civil or criminal penalties for individuals or entities, including large civil monetary penalties and exclusion from participation in all federal healthcare programs. Such exclusion and penalties, if applied to the Company's affiliated physicians, could result in significant loss of reimbursement.



     Moreover, the laws of many states, including California (from which a significant portion of the Company's revenues are derived), prohibit physicians from splitting fees with non-physicians and prohibit non-physician entities from practicing medicine. These laws and their interpretations vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. As stated in Note 1 to the Consolidated Financial Statements of the Company in the Company's Form 10-K incorporated herein by reference, the Company believes that it has perpetual and unilateral control over the assets and operations of the various affiliated professional corporations. There can be no assurance that regulatory authorities will not take the position that such control conflicts with state laws regarding the practice of medicine or other federal restrictions. Although the Company believes its operations as currently conducted are in material compliance with existing applicable laws, there can be no assurance that the existing organization of the Company and its contractual arrangements with affiliated physicians will not be successfully challenged as constituting the unlicensed practice of medicine or that the enforceability of the provisions of such arrangements, including non-competition agreements, will not be limited. There can be no assurance that review of the business of the Company and its affiliates by courts or regulatory authorities will not result in a determination that could adversely affect their operations or that the healthcare regulatory environmental will not change so as to restrict existing operations or expansion thereof. In the event of action by any regulatory authority limiting or prohibiting the Company or any affiliate from carrying on its business or from expanding the operations of the Company and its affiliates to certain jurisdictions, structural and organizational modifications of the Company may be required, which could have a material adverse effect on the operating results and financial condition of the Company.



     In addition to the regulations referred to above, significant aspects of the Company's operations are subject to state and federal statutes and regulations governing workplace health and safety, the operation of pharmacies, repackaging of drug products, dispensing of controlled substances and the disposal of medical waste. The Company's operations may also be affected by changes in ethical guidelines and operating standards of professional and trade associations and private accreditation commissions such as the American Medical Association and the Joint Commission on Accreditation of Healthcare Organizations. Accordingly, changes in existing laws and regulations, adverse judicial or administrative interpretations of such laws and regulations or enactment of new legislation could have a material adverse effect on the operating results and financial condition of the Company. See "-- Risks Relating to Pharmacy Licensing and Operation".



     Approximately 7% of the revenues in 1997 of the Company's affiliated physician groups were derived from payments made by government-sponsored healthcare programs (principally, Medicare and state reimbursed programs). As a result, any change in reimbursement regulations, policies, practices, interpretations or statutes could adversely affect the operations of the Company. There are also state and federal civil and criminal statutes imposing substantial penalties (including civil penalties and criminal fines and imprisonment) on healthcare providers that fraudulently or wrongfully bill governmental or other third-party payors for healthcare services. The Company believes it is in material compliance with such laws, but there can be no assurance that the Company's activities will not be challenged or scrutinized by governmental authorities or that any such challenge or scrutiny would not have a material adverse effect on the operating results and financial condition of the Company.



     Certain provisions of the Social Security Act, commonly referred to as the "Anti-Kickback Statute", prohibit the offer, payment, solicitation, or receipt of any form of remuneration in return for the referral of patients or patient care opportunities, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by any federal healthcare program. Many states have adopted similar prohibitions against payments intended to induce referrals of Medicaid and other third-party payor patients. The Anti-Kickback Statute contains provisions prescribing civil and criminal penalties to which individuals or providers who violate such statute may be subjected. The criminal penalties include fines up to $25,000 per violation and imprisonment for up to five years or both. Additionally, the Department of Health and Human Services (the "DHHS") has the authority to exclude anyone, including individuals or entities, who has committed any of the prohibited acts from participation in any federal healthcare program. If applied to the Company or any of its subsidiaries or affiliated physicians, such exclusion could result in a significant loss of reimbursement for the Company, up to a maximum of the approximately 7% of the revenues of the Company's affiliated physician groups, which could have a material adverse effect on the operating results and financial condition of the Company. Although the Company believes that it is not in violation of the Anti-Kickback Statute or similar state statutes, its operations do not fit within any of the existing or proposed federal safe harbors.



     Significant prohibitions against physician referrals were enacted by the federal Omnibus Budget Reconciliation Act of 1993. Subject to certain exemptions, a physician or a member of his immediate family is prohibited from referring Medicare or Medicaid patients to an entity providing "designated health services" in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. While the Company believes it is in compliance with such legislation, future regulations could require the Company to modify the form of its relationships with physician groups. Some states have also enacted similar self-referral laws, and the Company believes it is likely that more states will follow. The Company believes that its practices fit within exemptions contained in such statutes. Nevertheless, expansion of the operations of the Company into certain jurisdictions may require structural and organizational modifications of the Company's relationships with physician groups to comply with new or revised state statutes. Such structural and organization modifications could have a material adverse effect on the operating results and financial condition of the Company.



     The Knox-Keene Health Care Service Plan Act of 1975 (the "Knox-Keene Act") and the regulations promulgated thereunder subject entities which are licensed as healthcare service plans in California to substantial regulation by the California Department of Corporations (the "DOC"). In addition, licensees under the Knox-Keene Act are required to file periodic financial data and other information (which generally become available to the public), maintain substantial tangible net equity on their balance sheets and maintain adequate levels of medical, financial and operational personnel dedicated to fulfilling the licensee's statutory and regulatory requirements. The DOC is empowered by law to take enforcement actions against licensees that fail to comply with such requirements. In March 1996, the DOC issued to MedPartners Provider Network, Inc. (formerly Pioneer Provider Network, Inc. ("MPN")), a wholly-owned subsidiary of the Company, a healthcare service plan license. MPN is a recently created organization without an operating history, and there is no assurance that the DOC will view MPN's operations to be fully in compliance with applicable laws, including the Knox-Keene Act, and regulations. Any material noncompliance could have a material adverse effect on the operating results and financial condition of the Company.



RISKS RELATING TO PHARMACY LICENSING AND OPERATION



     The Company is subject to federal and state laws and regulations governing pharmacies. Federal controlled substance laws require the Company to register its pharmacies with the United States Drug Enforcement Administration and comply with security, record-keeping, inventory control and labeling standards in order to dispense controlled substances. State controlled substance laws require registration and compliance with the licensing, registration or permit standards of the state pharmacy licensing authority. State pharmacy licensing, registration and permit laws impose standards on the qualifications of the applicant's personnel, the adequacy of its prescription fulfillment and inventory control practices and the adequacy of its facilities. In general, pharmacy licenses are renewed annually. Pharmacies must also satisfy state licensing requirements. Any failure to satisfy such pharmacy licensing statutes and regulations could have a material adverse effect on the operating results and financial condition of the Company.

RISKS RELATING TO HEALTHCARE REFORM; PROPOSED LEGISLATION



     As a result of the continued escalation of healthcare costs and the inability of many individuals to obtain health insurance, numerous proposals have been, and other proposals may be, introduced in the United States Congress and state legislatures relating to healthcare reform. There can be no assurance as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of potential legislation, which may be material, on the Company.



ANTI-TAKEOVER CONSIDERATIONS



     Certain provisions of the Company's Third Restated Certificate of Incorporation (the "Certificate of Incorporation"), the Company's Second Amended and Restated Bylaws (the "Bylaws") and the Delaware General Corporation Law ("DGCL") could, together or separately, discourage potential acquisition proposals, delay, or prevent a change in control of the Company. These provisions include a classified Board of Directors and the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the Company's Common Stock. The Company also is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder. In addition, the Company Rights Plan (as defined herein), which provides for discount purchase rights to certain stockholders of the Company upon certain acquisitions of 10% or more of the outstanding shares of the Company's Common Stock, may also inhibit a change in control of the Company.



POSSIBLE VOLATILITY OF STOCK PRICE



     There may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in general conditions in the economy, the financial markets or the healthcare industry, adverse developments with respect to future acquisitions, or other developments affecting the Company or its competitors, could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years, the stock market and, in particular, the healthcare industry segment, has experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance. See "-- Risks Relating to Recent Developments".

                              SELLING STOCKHOLDERS

     The following table shows the names of the Selling Stockholders and the number of shares of the Common Stock beneficially owned by them and to be sold by them under this Prospectus as of the date of this Prospectus.


                                               NUMBER          NUMBER           NUMBER
                                             OF SHARES       OF SHARES         OF SHARES          PERCENT OF
                                            BENEFICIALLY     TO BE HELD       COVERED BY      OUTSTANDING SHARES
SELLING STOCKHOLDERS                           OWNED       AFTER OFFERING   THIS PROSPECTUS     AFTER OFFERING
--------------------                        ------------   --------------   ---------------   ------------------
Ballapuram Adhi(1)........................       4,607          3,071             1,536               *
Larry B. Amacker, M.D.(3).................       9,156          4,578             4,578               *
James Amontree(1).........................       5,807          3,871             1,936               *
Maurice Azar(1)...........................       4,607          3,071             1,536               *
Issa F. Baroudi Trustee, Issa F. Baroudi
  Trust(1)................................      11,461          7,641             3,820               *
Elliott L. Betesh, M.D.(3)................       2,861          1,430             1,431               *
Saligrama Bhat(1).........................       9,266          6,177             3,089               *
Hal D. Bishop, M.D.(3)....................       9,156          4,578             4,578               *
Michael Brinson(1)........................       7,815          5,210             2,605               *
Tina K. Burns, M.D.(3)....................       9,156          4,578             4,578               *
Ena Casanova(1)...........................       3,721          2,480             1,241               *
Luis Casanova(1)..........................       5,807          3,871             1,936               *
Thongadi and Suseela Chandrahasa(1).......       4,607          3,071             1,536               *
Ki-Mun M. Chang, M.D.(3)..................       9,156          4,578             4,578               *
Benjamin H. Cheek(2)......................       8,817          4,408             4,409               *
Steven Christesen(1)......................       4,607          3,071             1,536               *
Thomas Civitella(1).......................       6,823          4,548             2,275               *
Augustin Collado(1).......................       5,807          3,871             1,936               *
Terrence Connelly(1)......................      11,461          7,641             3,820               *
Donna M. Dabov, M.D.(3)...................       4,578          2,284             2,294
Janet W. Dellinger, M.D.(3)...............       9,156          4,578             4,578               *
Doctor's Essential Services, Inc.(6)......      38,797         32,825             5,972               *
William R. Drewry(3)......................       6,867          3,433             3,434               *
John W. Ellis, M.D.(3)....................       9,156          4,578             4,578               *
A. Robert Eschleman(1)....................       3,721          2,480             1,241               *
Freddie L. Everson, M.D.(3)...............       4,578          2,289             2,289               *
Thomas Fabian(1)..........................       3,721          2,480             1,241               *
Cynthia S. Fernandez(2)...................       8,817          4,408             4,409               *
Herschel Fischer, M.D.(5).................     862,979        730,136           132,843               *
Jose Garcia(1)............................       6,823          4,548             2,275               *
Janice L. Garrison, M.D.(3)...............       9,156          4,578             4,578               *
Ramon Gil(1)..............................       5,807          3,871             1,936               *
Chinnia Gnanashanmugam(1).................       5,807          3,871             1,936               *
Michael Heagney(1)........................       3,721          2,480             1,241               *
William A. and Anita S. Holt(1)...........       5,807          3,871             1,936               *
Karen E. Hopper, M.D.(3)..................       9,156          4,578             4,578               *
VNH Limited Partnership(1)................       4,148          2,074             2,074               *
Terri L. Hyatt, M.D.(3)...................       9,156          4,578             4,578               *
Mazharul Islam(1).........................       3,721          2,480             1,241               *
Mamoon Jarrah(1)..........................       9,266          6,177             3,089               *
David K. Jennings, M.D.(3)................       9,156          4,578             4,578               *
John J. Johnson, M.D.(3)..................       9,156          4,578             4,578               *
Brinders Jones, M.D.(3)...................       5,150          2,575             2,575               *
Seth I. Kaufman, M.D.(3)..................       9,156          4,578             4,578               *
Marcus A. and Juana Lara(1)...............       6,823          4,548             2,275               *
Mario Lopez(1)............................      11,461          7,641             3,820               *
Carlos and Maria Maas(1)..................       7,815          5,210             2,605               *
Bruce Macdonald(1)........................       3,721          2,480             1,241               *

                                               NUMBER          NUMBER           NUMBER
                                             OF SHARES       OF SHARES         OF SHARES          PERCENT OF
                                            BENEFICIALLY     TO BE HELD       COVERED BY      OUTSTANDING SHARES
SELLING STOCKHOLDERS                           OWNED       AFTER OFFERING   THIS PROSPECTUS     AFTER OFFERING
--------------------                        ------------   --------------   ---------------   ------------------
Karl G. Mangold, M.D.(4)..................     882,867        746,963           135,904               *
Marc and Cindy L. Melser(1)...............       6,823          4,548             2,275               *
Lee M. Morisy, M.D.(3)....................       9,156          4,578             4,578               *
Robert J. Moskop, M.D.(3).................       6,867          3,433             3,434               *
George Nackley(1).........................       4,607          3,071             1,536               *
Manoj Narayanan, M.D.(3)..................       9,156          4,578             4,578               *
Jacinto and Dora Oliver(1)................       4,607          3,071             1,536               *
V.S. Padmanabhan and Subbulakshmi
  Padmanabhan(1)..........................       5,807          3,871             1,936               *
Jay Patchen, M.D.(3)......................       9,156          4,578             4,578               *
Alejandro Pizarro(1)......................       5,807          3,871             1,936               *
Victor Rodriguez(1).......................       5,807          3,871             1,936               *
Howard Saslow(1)..........................       9,266          6,177             3,089               *
Michael D. Sebastian, M.D.(3).............       2,861          1,430             1,431               *
Luis and Nelida Serentill(1)..............       6,823          4,548             2,275               *
Samuel Simha, M.D.(3).....................       6,867          3,433             3,434               *
Bennett W. Smith, M.D.(3).................       9,156          4,578             4,578               *
Lisabeth A. Smolenski, M.D.(3)............       9,156          4,578             4,578               *
Stephen Spencer(1)........................      14,104          9,403             4,701               *
Charles C. Stamey(2)......................       8,818          4,409             4,409               *
Thomas R. Stewart(2)......................       8,817          4,408             4,409               *
Louis G. Talbert, M.D.(3).................       9,156          4,578             4,578               *
Numa Tamayo(1)............................       4,607          3,071             1,536               *
Jaime and Martha Torner(1)................       5,807          3,871             1,936               *
Shyamala Venkatram, M.D.(3)...............       4,578          2,289             2,289               *
Larry M. Walker, M.D.(3)..................       9,156          4,578             4,578               *
Deborah D. Watson, M.D.(3)................       9,156          4,578             4,578               *
Tomasz Wazny(1)...........................       7,815          5,210             2,605               *
Cecil F. Whitaker, Jr.(2).................       8,818          4,409             4,409               *
Palmer Wilson, Jr., M.D.(3)...............       2,289          1,144             1,145               *
Janice C. Wood, M.D.(3)...................       9,156          4,578             4,578               *
Neil B. and Amy Zusman(1).................       9,266          6,177             3,089               *


---------------


 *  Less than one percent.


(1) Indicates a Selling Stockholder who is or was an officer and/or director of IMHC Management Inc., which may be deemed to be an affiliate of the Company under the Securities Act.


(2) Indicates a Selling Stockholder who is or was an officer and/or director of OB/GYN Associates of Columbus, which may be deemed to be an affiliate of the Company under the Securities Act.


(3) Indicates a Selling Stockholder who is or was an officer and/or director of HealthFirst Medical Group, P.C., which may be deemed to be an affiliate of the Company under the Securities Act.


(4) Indicates a Selling Stockholder who is or was an officer and/or director of Karl G. Mangold, Inc., which may be deemed to be an affiliate of the Company under the Securities Act.


(5) Indicates a Selling Stockholder who is or was an officer and/or director of Herschel Fischer, Inc., which may be deemed to be an affiliate of the Company under the Securities Act.


(6) Indicates a Selling Stockholder who is or was an officer and/or director of Doctor's Essential Services, Inc., which may be deemed to be an affiliate of the Company under the Securities Act.


     None of the Selling Stockholders listed above, except where noted, had any position, office or material relationship within the past three years with the Company or any of its affiliates.

                              PLAN OF DISTRIBUTION

     The Common Stock may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise or in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale or at prices related to such prevailing market price. The Common Stock may be sold directly to purchasers or to or through underwriters, agents or broker-dealers by one or more of the following: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) through the writing of options on the Common Stock. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

     Any underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders and/or the purchasers of such shares for which such underwriters, broker-dealers or agents may act as agents or to whom they sell as principals, or both (which compensation as to a particular underwriter, broker-dealer or agent will be negotiated prior to the sale and may be in excess of customary compensation). Such underwriters, broker-dealers and agents and any other participating underwriters, broker-dealers and agents may be deemed to be "underwriters" within the meaning of the Securities Act. In connection with such sales, any commission, discount or concession may be deemed to be an underwriting discount or commission under the Securities Act. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     All costs, expenses and fees in connection with the registration of the Common Stock will be borne by the Company. Commissions and discounts, if any, attributable to the sales of the Common Stock will be borne by the Selling Stockholders. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The Company and the Selling Stockholders have agreed to indemnify certain persons including broker-dealers or agents against certain liabilities in connection with the offering of the Common Stock, including liabilities arising under the Securities Act.

                                    EXPERTS


     The consolidated financial statements of MedPartners, Inc. appearing in MedPartners, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, as set forth in their reports included therein and incorporated herein by reference. Such consolidated financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon by Haskell Slaughter & Young, L.L.C., Birmingham, Alabama.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are hereby incorporated by reference in this Prospectus the following documents, all of which were previously filed by the Company with the Commission (File No. 0-27276):


     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.



     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.



     3. The Company's Proxy Statement on Schedule 14A filed May 1, 1998, in connection with the Company's 1998 Annual Meeting of Stockholders.



     4. The Company's Current Report on Form 8-K filed January 9, 1998 (relating to the termination of the PhyCor Merger Agreements; certain fourth quarter charges and estimates concerning fourth quarter earnings and 1998 operating results).



     5. The Company's Current Report on Form 8-K filed January 26, 1998 (reporting the filing of certain class action lawsuits filed against the Company).



     6. The description of securities to be registered contained in the Registration Statement filed by the Company with the Commission on Form 8-B under the Exchange Act and declared effective on November 29, 1995, including any amendment or reports filed for the purpose of updating such description.


     Additionally, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus. Any statement contained in a previously filed document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

     The Company undertakes to provide to any person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, without charge a copy of any or all of the documents which have been or may be incorporated by reference into this Prospectus, other than exhibits to such documents. Written or oral requests for such copies should be directed to the Company, 3000 Galleria Tower, Suite 1000, Birmingham, Alabama 35244 (telephone (205) 733-8996).

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
The Company...........................    3
Risk Factors..........................    3
Selling Stockholders..................   13
Plan of Distribution..................   15
Experts...............................   15
Legal Matters.........................   15
Incorporation of Certain Documents by
  Reference...........................   16


             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                 503,997 SHARES


                             MEDPARTNERS (TM) LOGO
                                  COMMON STOCK
                           PAR VALUE $.001 PER SHARE
                                  ------------

                                   PROSPECTUS


                                 JULY 27, 1998


                                  ------------
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS.

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below is an estimate of the fees and expenses to be incurred in connection with the issuance and distribution of the shares of Common Stock, par value $.001 per share (the "Common Stock"), offered hereby.


Securities and Exchange Commission Registration Fee.........  $1,310.23
                                                              ---------
Legal Fees and Expenses.....................................     25,000
Accounting Fees.............................................     10,000
Printing Costs..............................................     40,000
Miscellaneous Expenses......................................   3,689.77
                                                              ---------
          Total.............................................     80,000
                                                              =========


---------------

* Actual amount.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102(b)(7) of the General Corporation Law of Delaware ("DGCL") grants corporations the right to limit or eliminate the personal liability of their directors in certain circumstances in accordance with provisions therein set forth. The Company's Third Restated Certificate of Incorporation contains a provision eliminating or limiting director liability to the Company and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     Section 145 of the DGCL grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. The Company's Second Amended and Restated By-laws provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee, or agent of the Company who, by reason of the fact that he or she is a director, officer, employee, or agent of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee, or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

     The Company has agreed to indemnify all of its directors and executive officers against liability incurred by them by reason of their services as a director to the fullest extent allowable under applicable law. In addition, the Company has purchased insurance containing customary terms and conditions as permitted by Delaware law on behalf of its directors and officers, which may cover liabilities under the Securities Act.

ITEM 16.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Exhibits:

EXHIBIT
  NO.                                   DESCRIPTION
--------                                -----------
  (4)-1    --   MedPartners, Inc. Rights Agreement, filed as Exhibit (4)-1 to the Company's Registration Statement on Form S-4
                   (Registration No. 33-00774), is hereby incorporated
                   herein by reference.
  (4)-2    --   Amendment No. 1 to the Rights Plan of MedPartners, Inc.,
                   filed as Exhibit (4)-2 to the Company's Annual Report on
                   Form 10-K for the Year ended December 31, 1996, is hereby
                   incorporated herein by reference.
  (4)-3    --   Amendment No. 2 to the Rights Agreement of MedPartners,
                   Inc., filed as Exhibit (4)-2 to the Company's
                   Registration Statement on Form S-3 (Registration No.
                   333-17339), is hereby incorporated herein by reference.
  (5)      --   Opinion of Haskell Slaughter & Young L.L.C., as to the
                   legality of the Common Stock of the Company.
 (23)-1    --   Consent of Ernst & Young LLP. See pages immediately
                   following signature pages to the Registration Statement.
 (23)-2    --   Consent of Haskell Slaughter & Young L.L.C. (included in the opinion filed as Exhibit (5)).
 (24)      --   Powers of Attorney. See the signature pages to the original filing of this Registration Statement.

     (b) Financial Statements Schedule:

          None are applicable.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the

Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on July 27, 1998.


                                          MEDPARTNERS, INC.


                                          By      /s/ EDWIN M. CRAWFORD

                                            ------------------------------------

                                                     Edwin M. Crawford


                                                         President,


                                                  Chief Executive Officer


                                                        and Director



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   CAPACITY                   DATE
                      ---------                                   --------                   ----

                          *                            Chairman of the Board              July 27, 1998
-----------------------------------------------------
                 Richard M. Scrushy

                /s/ EDWIN M. CRAWFORD                  President, Chief                   July 27, 1998
-----------------------------------------------------    Executive Officer
                  Edwin M. Crawford                      and Director

                          *                            Executive Vice President and       July 27, 1998
-----------------------------------------------------    Chief Financial Officer
               James H. Dickerson, Jr.                   (Principal Financial and
                                                         Accounting Officer)

                          *                            Director                           July 27, 1998
-----------------------------------------------------
               Larry D. Striplin, Jr.

                          *                            Director                           July 27, 1998
-----------------------------------------------------
               Charles W. Newhall III

                          *                            Director                           July 27, 1998
-----------------------------------------------------
                  Ted H. McCourtney

                          *                            Director                           July 27, 1998
-----------------------------------------------------
              Walter T. Mullikin, M.D.

                          *                            Director                           July 27, 1998
-----------------------------------------------------
               John S. McDonald, J.D.

                          *                            Director                           July 27, 1998
-----------------------------------------------------
                  Michael D. Martin

                          *                            Director                           July 27, 1998
-----------------------------------------------------
               Rosalio J. Lopez, M.D.

                      SIGNATURE                                   CAPACITY                   DATE
                      ---------                                   --------                   ----

                          *                            Director                           July 27, 1998
-----------------------------------------------------
                 C.A. Lance Piccolo

                          *                            Director                           July 27, 1998
-----------------------------------------------------
                  Roger L. Headrick

                          *                            Director                           July 27, 1998
-----------------------------------------------------
            Harry M. Jansen Kraemer, Jr.


*By:           /s/ EDWIN M. CRAWFORD
     ------------------------------------------------
                 Edwin M. Crawford
                 Attorney-in-fact

                                                                  EXHIBIT (23)-1

                        CONSENT OF INDEPENDENT AUDITORS

         We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3,No.333-53761) and the related Prospectus of MedPartners, Inc. for the registration of shares of its Common Stock and the incorporation by reference therein of our report dated March 13, 1998, with respect to the consolidated financial statements of MedPartners, Inc. for the year ended December 31, 1997, included in its Annual Report on Form 10-K for the year ended December 31, 1997, and filed with the Securities Exchange Commission.



                                    ERNST & YOUNG LLP




Birmingham, Alabama
July 27, 1998

                                 EXHIBIT INDEX

                                                                              SEQUENTIALLY
EXHIBIT                                                                         NUMBERED
  NO.                                   DESCRIPTION                               PAGE
--------                                -----------                           ------------
  (4)-1    --   MedPartners, Inc. Rights Agreement, filed as Exhibit (4)-1 to the Company's Registration Statement on Form S-4
                   (Registration No. 333-00774), is hereby incorporated by
                   reference herein.
  (4)-2    --   Amendment No. 1 to the Rights Plan of MedPartners, Inc.,
                   filed as Exhibit (4)-2 to the Company's Annual Report on
                   Form 10-K for the Year ended December 31, 1996, is hereby
                   incorporated herein by reference.
  (4)-3    --   Amendment No. 2 to the Rights Agreement of MedPartners,
                   Inc., filed as Exhibit (4)-2 to the Company's
                   Registration Statement on Form S-3 (Registration No.
                   333-17339), is hereby incorporated herein by reference.
  (5)      --   Opinion of Haskell Slaughter & Young L.L.C., as to the
                   legality of the Common Stock of the Company
 (23)-1    --   Consent of Ernst & Young LLP. See pages immediately
                   following signature pages to the Registration Statement.
 (23)-2    --   Consent of Haskell Slaughter & Young L.L.C. (included in the opinion filed as Exhibit (5)).
 (24)      --   Powers of Attorney. See the signature pages to the original filing of this Registration Statement.